Exhibit 2


[CEMEX GRAPHIC OMITTED]
100 YEARS BUILDING THE FUTURE(TM)


Stock Listing Information
                                                            Fourth quarter (1)                    January - December (1)
NYSE (ADR)                                               -------------------------              ---------------------------

Ticker: CX                                                 2005     2004    % Var.                  2005     2004   % Var.
MEXICAN STOCK EXCHANGE      ---------------------------- -------- ------- --------- --- --------- ------- -------- --------
Ticker: CEMEX.CPO           Net sales                      3,963   2,002       98%                15,321    8,149      88%
                            ---------------------------- -------- ------- --------- --- --------- ------- -------- --------
Ratio of CEMEX.CPO to       Gross profit                   1,363     863       58%                 6,050    3,563      70%
CX = 10:1                   ---------------------------- -------- ------- --------- --- --------- ------- -------- --------
                            Operating income                 507     414       22%                 2,487    1,852      34%
                            ---------------------------- -------- ------- --------- --- --------- ------- -------- --------
                            Majority net income              244     334     (27%)                 2,112    1,307      62%
                            ---------------------------- -------- ------- --------- --- --------- ------- -------- --------
                            EBITDA                           901     582       55%                 3,557    2,538      40%
                            ---------------------------- -------- ------- --------- --- --------- ------- -------- --------
                            Free cash flow                   325     200       63%                 2,013    1,478      36%
                            ---------------------------- -------- ------- --------- --- --------- ------- -------- --------

                            ---------------------------- -------- ------- --------- --- --------- ------- -------- --------
                            Net debt                       8,665   5,588       55%
                            ---------------------------- -------- ------- --------- --- --------- ------- -------- --------
                            Net debt/EBITDA                  2.4     2.2
                            ---------------------------- -------- ------- --------- --- --------- ------- -------- --------
                            Interest coverage                6.8     6.8
                            ---------------------------- -------- ------- --------- --- --------- ------- -------- --------
                            Earnings per ADR                0.69    0.99     (30%)                  6.10     3.93      55%
                            ---------------------------- -------- ------- --------- --- --------- ------- -------- --------
                            Average ADRs outstanding       352.4   339.2        4%                 346.0    332.9       4%
                            ---------------------------- -------- ------- --------- --- --------- ---------- ----- --------

                            In millions of U.S. dollars, except ratios and per-ADR amounts. Average ADRs outstanding are presented in millions of ADRs.

                            Consolidated net sales grew to US$3,963 million, representing an increase of 98% over those of fourth quarter 2004, mainly as a result of the RMC acquisition. Sales increased in most of our markets due to higher cement, ready-mix, and aggregates volumes and a better pricing environment. The infrastructure and residential sectors continue to be the main drivers of cement and ready-mix demand in most of our markets.

                            Cost of goods sold and selling, general, and administrative expenses (SG&A) increased 128%
                            and 91%, respectively, versus the fourth quarter of last year due mainly to the acquisition of RMC. We have mitigated higher energy and electricity costs with our energy program. The aggregate cost of energy and electricity per ton of cement produced for our portfolio increased 12% in 2005 versus 2004.

                            EBITDA was US$901 million, an increase of 55% over that of fourth quarter 2004, despite worse-than-expected negative impact from seasonality in Europe and several unexpected end-of-year adjustments due to first-time consolidation of RMC. EBITDA margin decreased from
                            29.1% in fourth quarter 2004 to 22.7% in fourth quarter 2005. The margin was positively affected by higher average volumes and better pricing conditions in most markets -
                            compensating for higher energy costs - but also reflects the change in the product mix as a result of the RMC acquisition.

                            The increase in the depreciation and amortization expense in the fourth versus the previous quarters was due mainly to the one-time adjustment resulting from the incremental value of property, plant and equipment, and intangible assets other than goodwill, resulting from the fair-value allocation of the purchase price paid in the acquisition of RMC.

                            Gain (loss) on financial instruments for the quarter was a gain of US$19 million, resulting mainly from our cross-currency and interest-rate swaps.

                            Other expenses, net increased 47% to US$281 million. This includes the one-time impact of the change in the pension fund plans from defined benefit to defined contribution and liability management expenses.

                            Majority net income for the quarter decreased 27%, from US$334 million in fourth quarter
Investor Relations          2004 to US$244 million, and increased 62% for the full year, reaching US$2,112 million. The decrease in majority net income for the quarter comes mainly from the increased depreciation
In the United States        and amortization expense as well as higher other expenses, net, both explained above.
1 877 7CX NYSE
                            Net debt at the end of the fourth quarter was US$8,665 million, representing reductions of
In Mexico                   US$235 million during the quarter and US$1,770 million since the end of the first quarter
52 (81) 8888 4292           2005. The net-debt-to-EBITDA ratio improved to 2.4 times from 2.6 times at the end of third quarter 2005. Interest coverage reached 6.8 times during the quarter, the same ratio as in
E-Mail                      the same quarter last year, and is up from 6.5 times in third quarter 2005.
ir@cemex.com
                            (1) Results for fourth quarter 2004 do not include the effect of the RMC acquisition.
www.cemex.com


-------------------------------------------------------------------------------

Please refer to the end of this report for definitions of terms,         Page 1
US dollar translation methodology, and other important disclosures.

EBITDA and Free Cash Flow((1))
_______________________________________________________________________________________________________________________

                                                   Fourth quarter                            January - December
                                              -----------------------                   ------------------------------
                                                 2005   2004   % Var.                      2005       2004    % Var.
----------------------------------------------------- ------- -------- ------------- --- -------- ---------- ---------
Operating income                                 507     414      22%                      2,487      1,852       34%
----------------------------------------------------- ------- -------- ------------- --- -------- ---------- ---------
+ Depreciation and operating amortization        394     168                               1,070        686
----------------------------------------------------- ------- -------- ------------- --- -------- ---------- ---------
EBITDA                                           901     582      55%                      3,557      2,538       40%
----------------------------------------------------- ------- -------- ------------- --- -------- ---------- ---------
- Net financial expense                          114      92                                 487        349
----------------------------------------------------- ------- -------- ------------- --- -------- ---------- ---------
- Capital expenditures                           312     192                                 785        434
----------------------------------------------------- ------- -------- ------------- --- -------- ---------- ---------
- Change in working capital                        2      18                                   9         86
----------------------------------------------------- ------- -------- ------------- --- -------- ---------- ---------
- Taxes paid                                     147      71                                 256        139
----------------------------------------------------- ------- -------- ------------- --- -------- ---------- ---------
- Other cash items (net)                         (0)       9                                   7         52
----------------------------------------------------- ------- -------- ------------- --- -------- ---------- ---------
Free cash flow                                   325     200      63%                      2,013      1,478       36%
----------------------------------------------------- ------- -------- ------------- --- -------- ---------- ---------

In millions of U.S. dollars.
Results for fourth quarter and full-year 2004 do not include the effect of the RMC acquisition.

During the quarter, free cash flow of US$325 million plus US$200 million in proceeds from the termination of our equity forwards in September were used primarily to reduce net debt by US$235 million, US$145 million for a prepaid equity forward to cover some of the outstanding stock options, and the balance was used to fund several investments and for liability management initiatives.


Debt-Related Information
___________________________________________________________________________________________________________________________

                                          Fourth quarter         Third quarter                             Fourth quarter
                                     ------------------------   ---------------                           ----------------
                                        2005    2004  % Var.         2005                                  2005    2004
--------------------------------------------------------------------------------------------------------------------------
Total debt (2)                          9,478   5,931     60%        9,596       Currency denomination
--------------------------------------------------------------------------------------------------------------------------
     Short-term                           13%     18%                  13%       U.S. dollar                 72%     56%
--------------------------------------------------------------------------------------------------------------------------
     Long-term                            87%     82%                  87%       Euro                        21%     14%
--------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents                 601     342     76%          512       British pound                2%     14%
--------------------------------------------------------------------------------------------------------------------------
Fair value of cross-currency swaps(2)     212     N/A                  184       Yen                          5%     15%
--------------------------------------------------------------------------------------------------------------------------
Net debt (2)                            8,665   5,588     55%        8,900       Other                        0%      1%
--------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------
Interest expense                          123      98     26%             141    Interest rate
--------------------------------------------------------------------------------------------------------------------------
Interest coverage                         6.8     6.8                     6.5    Fixed                       53%     62%
--------------------------------------------------------------------------------------------------------------------------
Net debt/EBITDA                           2.4     2.2                     2.6    Variable                    47%     38%
--------------------------------------------------------------------------------------------------------------------------

In millions of U.S. dollars, except ratios.


---------------

(1) EBITDA and free cash flow (calculated as set forth above) are presented herein because CEMEX believes that they are widely accepted as financial indicators of its ability to internally fund capital expenditures and to service or incur debt. EBITDA and free cash flow should not be considered as indicators of CEMEX's financial performance, as alternatives to cash flow, as measures of liquidity, or as being comparable to other similarly titled measures of other companies. EBITDA is reconciled above to operating income, which CEMEX considers to be the most comparable measure as determined under generally accepted accounting principles in Mexico (Mexican GAAP). Free cash flow is reconciled to EBITDA. CEMEX is not required to prepare a statement of cash flows under Mexican accounting principles and, as such, does not have such Mexican-GAAP cash-flow measures to present as comparable to EBITDA or free cash flow.

(2) During 2004, the Mexican Institute of Public Accountants issued Bulletin C-10, "Derivative Financial Instruments and Hedging Activities", which became effective beginning January 1, 2005. Bulletin C-10 details and supplements issues related to the accounting of derivative financial instruments. Among other aspects, Bulletin C-10 precludes the presentation of two financial instruments as If they were a single instrument (synthetic presentation). For this reason, beginning this year, CEMEX recognizes the assets and liabilities resulting from the fair value of cross-currency swaps ("CCS") separately from the financial debt, and such debt is presented in the currencies originally negotiated. Starting in 2001, CEMEX has effectively changed the original profile of interest rates and currencies of financial debt associated to CCS, and accordingly, until December 31, 2004, financial debt subject to these instruments was presented in the currencies negotiated in the CCS, through the recognition within debt of a portion of the assets or liabilities resulting from the fair value of such CCS. This reclassification has no impact on stockholders' equity or net income. For presentation purposes in the table above, net debt includes the fair value of CCS associated with debt.



-------------------------------------------------------------------------------
Please refer to the end of this report for definitions of terms,         Page 2
US dollar translation methodology, and other important disclosures.

Equity-Related Information
_______________________________________________________________________________

One CEMEX ADR represents ten CEMEX CPOs. The following amounts are expressed in CPO terms and reflect the two-for-one stock split effective July 1, 2005.

Beginning-of-quarter CPO-equivalent units outstanding           3,522,892,653
------------------------------------------------------------------------------

   Exercise of stock options not hedged                               326,815
   Less increase (decrease) in the number of CPOs held in
     subsidiaries                                                    (757,890)

End-of-quarter CPO-equivalent units outstanding                 3,523,977,358
------------------------------------------------------------------------------

Outstanding units equal total shares issued by CEMEX less shares held in subsidiaries.

Employee long-term compensation plans (1) (2)

As of December 31, 2005, executives had outstanding options on a total of 60,057,395 CPOs, with a weighted-average strike price of US$3.24 per CPO (equivalent to US$32.42 per ADR). Starting in 2005, CEMEX began offering executives a stock-ownership program. The plan's goal is to move CEMEX's long-term incentives from stock options to programs based on restricted stock. As of December 31, 2005, our executives held 101,832,693 restricted CPOs, representing 2.9% of our total CPOs outstanding.

Derivative Instruments
_______________________________________________________________________________

CEMEX periodically utilizes derivative financial instruments such as interest-rate and currency swaps, currency forwards and options, and equity derivatives in order to execute its corporate financing strategy and to hedge other obligations as they arise. The following table shows the notional amount for each type of derivative instrument and the aggregate fair market value for all of CEMEX's derivative instruments as of the last day of each quarter presented.

                                       Fourth quarter (3)      Third quarter
                                      --------------------     --------------
Notional amounts                         2005    2004               2005
-------------------------------------------------------------------------------
Equity (not prepaid) (1)                     0   1,157                  0
Foreign-exchange                         5,427   6,016              4,106
Interest-rate                            2,884   2,118              3,487
-------------------------------------------------------------------------------
Estimated aggregate fair market value      433      97                304
-------------------------------------------------------------------------------

In millions of U.S. dollars.

The estimated aggregate fair market value represents the approximate settlement result as of the valuation date, based upon quoted market prices and estimated settlement costs, which fluctuate over time. Fair market values and notional amounts do not represent amounts of cash currently exchanged between the parties; cash amounts will be determined upon termination of the contracts considering the notional amounts and quoted market prices as well as other derivative items as of the settlement date. Fair market values should not be viewed in isolation but rather in relation to the fair market values of the underlying hedge transactions and the overall reduction in CEMEX's exposure to the risks being hedged.

Note: Mexican GAAP ("Bulletin C-2") requires companies to recognize all derivative financial instruments in the balance sheet as assets or liabilities, at their estimated fair market value, with changes in such fair market values recorded on the income statement. The exceptions to the general rule until December 31, 2004, as they pertained to CEMEX, occurred when transactions were entered into for cash-flow hedging purposes. In such cases, changes in the fair market value of the related derivative instruments were recognized temporarily in equity and were reclassified into earnings as the inverse effects of the underlying hedged items flowed through the income statement. Beginning in 2005, new Bulletin C-10, "Derivative Financial Instruments and Hedging Activities", establishes the framework for hedge accounting and overrides Bulletin C-2 in this respect; however, in respect to cash-flow hedges, the new rules are the same as those applied by CEMEX since 2001. CEMEX has recognized increases in assets and liabilities, which resulted in a net asset of US$433 million, arising from the fair market value recognition of its derivatives portfolio as of December 31, 2005. The notional amounts of derivatives substantially match the amounts of underlying assets, liabilities, or equity transactions on which the derivatives are being entered into.

________________

(1) Until September 27, 2005, the date of pricing of our non-dilutive equity offering and the liquidation of the equity forward contracts that hedged our executive stock-option programs, CEMEX accrued a liability representing the intrinsic value of the stock options. Resulting from the elimination of the economic hedge and given that the potential future appreciation of the stock options is currently not hedged through equity forwards, CEMEX has decided, for purposes of determining its obligations under the stock-option programs, to move from intrinsic value to fair value.

(2) As of December 31, 2005, CEMEX had recognized a net liability related to our stock-option programs of approximately US$102 million. This liability includes the fair value of the options for US$250 million, net of an investment in a derivative financial instrument of approximately US$148 million that guarantees us the receipt of cash equivalent to the appreciation of our CPO market price over 25 million CPOs, in order to meet our obligations under our executive stock-option programs. As of December 31, 2005, approximately US$97 million of our net liability corresponds to the time value of the stock options.

(3) Notional amounts and fair market values at the end of fourth quarter 2004 do not include the effect of the RMC acquisition.



-------------------------------------------------------------------------------
Please refer to the end of this report for definitions of terms,         Page 3
US dollar translation methodology, and other important disclosures.

Other Activities
_______________________________________________________________________________

United States and Mexico agree to resolve antidumping order on Mexican cement

On January 19, 2006, officials from the Mexican and U.S. governments reached an agreement in principle that will bring an end to the longstanding dispute over U.S. imports of Mexican cement. Under the agreement, U.S. restrictions will first be eased during a three-year transition and eliminated completely in early 2009.

Following a three-year transition period, the U.S. antidumping order will be revoked, allowing cement from Mexico to enter the United States without duties or other limits on volumes. During the transition, 3 million tons of Mexican cement will be allowed into the United States annually - an increase from current levels - and quantities will be permitted to increase as the market grows during the second and third years of the transition, subject to a 4.5% annual cap. Quota allocations will be specified on a regional basis. The transitional tariff will be lowered to US$3/ton (from approximately US$26/ton).

As a result of the settlement, unliquidated historical duties associated with the antidumping order will be shared by the U.S. and Mexican cement industries. CEMEX will receive approximately US$100 million in cash from this settlement and will also eliminate approximately US$65 million in liabilities, both of which will positively impact the income statement.


CEMEX and Lafarge terminate joint ventures in Spain and Portugal

On December 22, 2005, CEMEX announced the termination of its 50/50 ventures with Lafarge in Readymix Asland S.A. (RMA) in Spain and Betecna Betao Pronto S.A. (BETECNA) in Portugal after receiving regulatory approval from the relevant competition authorities. CEMEX's and Lafarge's intent to end their participation in the ventures was originally announced on November 3, 2005.

According to the terms of the agreement, in addition to receiving approximately
(euro)50 million in cash in January 2006, CEMEX also receives 29 concrete plants and 5 aggregates quarries from RMA in Spain. The addition of one other aggregates quarry, which would bring the total to 6, remains subject to local regulatory approval.

As a result of the termination of the joint ventures, Lafarge holds 100% of the shares of both RMA and BETECNA.






-------------------------------------------------------------------------------
Please refer to the end of this report for definitions of terms,         Page 4
US dollar translation methodology, and other important disclosures.

Operating Results
________________________________________________________________________________


Mexico

Our Mexican operations' cement volumes increased 5% during the quarter versus fourth quarter 2004, while ready-mix volumes increased 15% over the same period. For the full year, cement volumes increased 1% versus the same period in 2004, while ready-mix volumes increased 15% over the same period. Cement prices were 9% higher in U.S.-dollar terms during the quarter versus the same period a year ago and increased 6% for the full year versus 2004. Ready-mix prices, in U.S.-dollar terms, were 5% higher during full-year 2005 versus 2004.

The main drivers of cement demand during the year were government infrastructure spending - which was fueled in part by oil revenue surplus - and residential construction, which was supported by increased credit availability from commercial banks and non-commercial sources such as INFONAVIT. Cement demand from the self-construction sector remains weak, despite increased disposable income, primarily because the formal sector has attracted customers as a result of the increased availability of financing.


United States

In CEMEX's U.S. operations, cement volumes increased 8% in fourth quarter 2005 versus the same period a year ago. For the full year 2005, cement volumes increased 6%. On a like-to-like basis for the ongoing operations, cement volumes increased 11% for the quarter and 8% for the full year versus the comparable periods of 2004. Ready-mix volumes increased 181% during the quarter and 177% for the full year due to the consolidation of the RMC operations. On a like-to-like basis for the ongoing operations, ready-mix volumes increased 6% for both the quarter and the year versus the same periods in 2004. Aggregates volume, on a like-to-like basis for the ongoing operations, increased 10% and 12% for the fourth quarter and full year, respectively, over the comparable periods last year.

On a year-over-year basis, cement prices increased 18%, while ready-mix prices increased 25%, and aggregates prices increased 21% during the full year versus 2004.

Construction spending for the first eleven months of 2005 is up 9% versus the comparable period last year. All sectors showed a positive trend during the year. Public spending increased 8% for the first eleven months of 2005, with spending on streets and highways increasing 11% during the same period. Construction spending in the industrial-and-commercial sector grew 7% for the first eleven months of 2005, while spending in the residential sector grew 11% in the same period.


Spain

Domestic cement volume increased 2% during fourth quarter 2005 over the same quarter in 2004, while ready-mix volume increased 61%. For the full year 2005, cement and ready-mix volumes increased 4% and 57%, respectively, versus the comparable periods in 2004. The main drivers of cement and ready-mix demand continue to be infrastructure spending and residential construction, with housing starts up 5% for the first ten months of the year. The residential sector continues strong, but is moderating its growth rate. Prices in U.S.-dollar terms for domestic cement decreased 3% and increased 6% for the fourth quarter and full year, respectively, versus the comparable periods in 2004.


United Kingdom

Cement sales volumes in the United Kingdom decreased 4% for the fourth quarter and 2% for the full-year 2005 versus the comparable periods in 2004. Ready-mix volumes decreased 3% and 1% for the quarter and full year, respectively, versus the same periods in 2004. Cement and ready-mix prices increased 7% and 3%, respectively, in U.S.-dollar terms during 2005 versus 2004, offsetting higher fuel and electricity costs.

The UK economy grew at a slower pace than originally forecast at the beginning of 2005, which in turn has reduced cement and ready-mix consumption. The repair, maintenance, and improvement (RMI) sector, together with infrastructure and other public investments, exhibited subdued activity in 2005, and reduced their consumption during the year. The positive contributors during the year were private residential which, although weakening during the year, still made a positive contribution; a positive industrial sector; and a neutral commercial sector.



-------------------------------------------------------------------------------
Please refer to the end of this report for definitions of terms,         Page 5
US dollar translation methodology, and other important disclosures.

Operating Results
_______________________________________________________________________________


Rest of Europe

In France, ready-mix volumes increased 6% in the fourth quarter and 6% during the full-year 2005 year versus the same periods of 2004. Aggregates volumes increased 5% and 1% in the fourth quarter and for the full year 2005, respectively, versus the comparable periods in 2004. Prices of ready-mix in U.S.-dollar terms increased 3% during the full year versus 2004. Low interest rates and tax incentives have increased the demand for house construction.

In Germany, private and public consumption is still weak, and unemployment remains high. The public-works sector declined in 2005 due to high public debt and limited investments. The market for new residential buildings also dropped in 2005, mainly because of the speculative housing boom in 2004 driven by government housing subsidies. The nonresidential sector increased slightly during the year mainly as a result of activity in retail and store buildings. Cement sales volumes for the quarter declined 8% versus the comparable period of 2004. We are partially offsetting the decline in domestic volumes by increasing our exports from Germany - up 26% in full-year 2005. Ready-mix volumes declined 12% during in 2005 versus 2004. Cement prices in Germany increased 23% in U.S.-dollar terms for the full year versus the same period in 2004.


South/Central America and Caribbean

Domestic cement volumes in the region increased 23% in the quarter and 19% during the full year versus the same periods of 2004. The Venezuelan economy continues to recover, and with it construction spending. The main sectors contributing to increased cement demand are the infrastructure - fueled by increased oil revenues - and residential (both self-construction and government-sponsored housing) sectors. For the quarter, cement volumes in Venezuela increased 35% versus fourth quarter 2004.

In Colombia, cement volumes grew 25% and 33% during the quarter and full year, respectively, driven mainly by demand in the self-construction sector, which was fueled by stable employment and increased real wages. Public-works spending also showed growth during the year.


Africa and Middle East

Domestic cement volumes for our operations in Egypt increased 23% during the year as construction activity remains high. The main drivers are the demand for housing and infrastructure as well as oil revenues, which are driving public and private investments. Tourism infrastructure has started to increase as well. Overall, the region's domestic cement volumes during the quarter increased 33% versus the same period in 2004, while average prices in U.S.-dollar terms increased 19%.


Asia

In aggregate, our cement volumes in the region decreased 3% during the quarter and increased 2% during the full year 2005 versus the same periods of last year. Cement demand in the Philippines declined during the year as a result of political uncertainty translating into a negative construction environment. In Thailand, cement volume enjoyed a mid-single-digit increase during the year driven mainly by housing activity. We saw positive results in Bangladesh during the year as a result of different efficiency initiatives. Average cement prices for our operations in the region increased 10% in U.S.-dollar terms during the full-year 2005 versus 2004.










-------------------------------------------------------------------------------
Please refer to the end of this report for definitions of terms,         Page 6
US dollar translation methodology, and other important disclosures.


CONSOLIDATED INCOME STATEMENT & BALANCE SHEET

Includes the results of RMC beginning March 1, 2005. Results for 2004 do not include RMC

CEMEX S.A. de C.V. AND SUBSIDIARIES
(Thousands of U.S. Dollars, except per ADR amounts)


                                                        January - December                            Fourth quarter
INCOME STATEMENT                                       2005            2004      % Var.           2005            2004      % Var.
====================================================================================================================================
Net Sales                                          15,320,958       8,149,360     88%          3,962,557       2,002,081     98%
Cost of Sales                                     (9,271,197)     (4,586,349)     102%       (2,599,091)     (1,138,727)     128%
------------------------------------------------------------------------------------------------------------------------------------
Gross Profit                                        6,049,761       3,563,011     70%          1,363,465         863,353     58%
Selling, General and Administrative Expenses      (3,563,102)     (1,711,334)     108%         (856,684)       (449,020)     91%
------------------------------------------------------------------------------------------------------------------------------------
Operating Income                                    2,486,659       1,851,677     34%            506,781         414,334     22%
      Financial Expenses                            (526,168)       (372,230)     41%          (123,274)        (98,027)     26%
      Financial Income                                 39,262          23,421     68%              8,992           6,500     38%
      Exchange Gain (Loss), Net                      (78,816)        (23,565)     234%            19,477          37,836    (49%)
      Monetary Position Gain (Loss)                   418,831         385,868      9%            110,467         101,957      8%
      Gain (Loss) on Financial Instruments            386,201         119,844     222%            18,717         121,470    (85%)
Total Comprehensive Financing (Cost) Income           239,310         133,339     79%             34,379         169,738    (80%)
      Other Expenses, Net                           (317,494)       (483,861)    (34%)         (281,432)       (192,032)     47%
------------------------------------------------------------------------------------------------------------------------------------
Net Income Before Income Taxes                      2,408,475       1,501,155     60%            259,729         392,039    (34%)
Income Tax                                          (330,260)       (183,451)     80%           (59,520)        (51,949)     15%
Employees' Statutory Profit Sharing                     1,063        (29,637)     N/A              9,251        (21,846)     N/A
Total Income Tax & Profit Sharing                   (329,197)       (213,088)     54%           (50,269)        (73,795)    (32%)
------------------------------------------------------------------------------------------------------------------------------------
Net Income Before Participation
  of Uncons. Subs. and Ext. Items                   2,079,278       1,288,067     61%            209,460         318,244    (34%)
Participation in Unconsolidated Subsidiaries           87,352          40,061     118%            43,965          13,793     219%
Consolidated Net Income                             2,166,630       1,328,128     63%            253,425         332,037    (24%)
Net Income Attributable to Min. Interest               55,041          20,932     163%             9,508         (2,347)     N/A
MAJORITY INTEREST NET INCOME                        2,111,588       1,307,196     62%            243,916         334,384    (27%)
====================================================================================================================================

EBITDA                                              3,557,099       2,538,260     40%            900,913         581,752     55%
Earnings per ADR                                         6.10            3.93     55%               0.69            0.99    (30%)
====================================================================================================================================


                                                        As of December 31
BALANCE SHEET                                          2005            2004      % Var.
====================================================================================================================================
Total Assets                                       26,763,438      17,380,871     54%
     Cash and Temporary Investments                   601,452         342,327     76%
     Trade Accounts Receivables                     1,592,667         427,986     272%
     Other Receivables                                775,526         454,613     71%
     Inventories                                    1,037,183         632,569     64%
     Other Current Assets                             159,817          94,145     70%
Current Assets                                      4,166,645       1,951,640     113%
Fixed Assets                                       15,541,789       9,613,453     62%
Other Assets                                        7,055,004       5,815,778     21%
-------------------------------------------------------------------------------------------
Total Liabilities                                  16,409,631       9,161,228     79%
Current Liabilities                                 4,113,662       2,412,362     71%
Long-Term Liabilities                               8,286,839       4,886,847     70%
Other Liabilities                                   4,009,130       1,862,019     115%
-------------------------------------------------------------------------------------------
Consolidated Stockholders' Equity                  10,353,808       8,219,644     26%
Stockholders' Equity Attributable to                  528,544         388,930     36%
  Minority Interest
Stockholders' Equity Attributable to                9,825,264       7,830,714     25%
  Majority Interest
====================================================================================================================================


Please refer to the end of this report for definition of terms, U.S. dollar translation methodology                       Page 7
and other important disclosures.


CONSOLIDATED INCOME STATEMENT & BALANCE SHEET

Includes the results of RMC beginning March 1, 2005. Results for 2004 do not include RMC

CEMEX S.A. de C.V. AND SUBSIDIARIES
(Thousands of Mexican Pesos in real terms as of December 31, 2005 except per ADR amounts)


                                                        January - December                          Fourth quarter
INCOME STATEMENT                                       2005            2004      % Var.         2005            2004      % Var.
==================================================================================================================================
Net Sales                                         162,708,569      87,061,732      87%       42,082,351      21,388,750      97%
Cost of Sales                                     (98,460,108)    (48,997,162)     101%     (27,602,350)    (12,165,320)    127%
----------------------------------------------------------------------------------------------------------------------------------
Gross Profit                                       64,248,461      38,064,570      69%       14,480,001       9,223,430      57%
Selling, General and Administrative Expenses      (37,840,146)    (18,282,627)     107%      (9,097,988)     (4,796,992)     90%
----------------------------------------------------------------------------------------------------------------------------------
Operating Income                                   26,408,315      19,781,942      33%        5,382,013       4,426,438      22%
      Financial Expenses                           (5,587,902)     (3,976,627)     41%       (1,309,169)     (1,047,246)     25%
      Financial Income                                416,966         250,213      67%           95,495          69,447      38%
      Exchange Gain (Loss), Net                      (837,022)       (251,748)     232%         206,850         404,214     (49%)
      Monetary Position Gain (Loss)                 4,447,980       4,122,324      8%         1,173,163       1,089,235      8%
      Gain (Loss) on Financial Instruments          4,101,453       1,280,329      220%         198,771       1,297,700     (85%)
Total Comprehensive Financing (Cost) Income         2,541,475       1,424,491      78%          365,110       1,813,351     (80%)
      Other Expenses, Net                          (3,371,787)     (5,169,209)    (35%)      (2,988,805)     (2,051,533)     46%
----------------------------------------------------------------------------------------------------------------------------------
Net Income Before Income Taxes                    25,578,002       16,037,224      59%        2,758,318       4,188,256     (34%)
Income Tax                                        (3,507,362)      (1,959,852)     79%         (632,098)       (554,988)     14%
Employees' Statutory Profit Sharing                   11,289        (316,621)      N/A           98,245        (233,383)     N/A
Total Income Tax & Profit Sharing                 (3,496,074)      (2,276,474)     54%         (533,853)       (788,371)    (32%)
----------------------------------------------------------------------------------------------------------------------------------
Net Income Before Participation
  of Uncons. Subs. and Ext. Items                  22,081,929      13,760,751      60%        2,224,465       3,399,884    (35%)
Participation in Unconsolidated Subsidiaries          927,677         427,984      117%         466,908         147,351     217%
Consolidated Net Income                            23,009,605      14,188,735      62%        2,691,373       3,547,235    (24%)
Net Income Attributable to Min. Interest              584,540         223,624      161%         100,980         (25,073)    N/A
MAJORITY INTEREST NET INCOME                       22,425,066      13,965,111      61%        2,590,393       3,572,308    (27%)
==================================================================================================================================

EBITDA                                             37,776,391      27,116,891     39%         9,567,692       6,215,003     54%
Earnings per ADR                                        64.82           43.74     48%              7.35           10.98    (33%)
==================================================================================================================================



                                                        As of December 31
BALANCE SHEET                                          2005            2004      % Var.
==================================================================================================================================
Total Assets                                      284,227,716     185,684,365     53%
     Cash and Temporary Investments                 6,387,425       3,657,166     75%
     Trade Accounts Receivables                    16,914,120       4,572,289     270%
     Other Receivables                              8,236,090       4,856,748     70%
     Inventories                                   11,014,882       6,757,894     63%
     Other Current Assets                           1,697,258       1,005,779     69%
Current Assets                                     44,249,774      20,849,876     112%
Fixed Assets                                      165,053,799     102,703,018     61%
Other Assets                                       74,924,143      62,131,472     21%
-------------------------------------------------------------------------------------------
Total Liabilities                                 174,270,280      97,871,776     78%
Current Liabilities                                43,687,092      25,771,889     70%
Long-Term Liabilities                              88,006,226      52,207,453     69%
Other Liabilities                                  42,576,962      19,892,434     114%
-------------------------------------------------------------------------------------------
Consolidated Stockholders' Equity                 109,957,436      87,812,590     25%
Stockholders' Equity Attributable to                5,613,142       4,155,040     35%
  Minority Interest
Stockholders' Equity Attributable to              104,344,294      83,657,550     25%
  Majority Interest
==================================================================================================================================


Please refer to the end of this report for definition of terms, U.S. dollar translation methodology                       Page 8
and other important disclosures.


OPERATING SUMMARY PER COUNTRY

Includes the results of RMC beginning March 1, 2005. Results for 2004 do not include RMC
In thousands of U.S. dollars

                                                   January - December                            Fourth quarter
                                               ---------------------------                 --------------------------
NET SALES                                            2005           2004      % Var.             2005         2004       % Var.
==================================================================================================================================
Mexico                                           3,176,301     2,920,055        9%             817,247       720,645       13%
U.S.A.                                           4,040,181     1,959,174      106%                           503,260      107%
Spain                                            1,486,216     1,358,543        9%             370,196       336,071       10%
United Kingdom                                   1,526,993           N/A       N/A             416,012                     N/A
Rest of Europe                                   2,673,293           N/A       N/A             749,485                     N/A
South / Central America and Caribbean            1,315,849     1,246,945        6%             326,588       290,781       12%
Africa and Middle East                             534,572       190,734      180%             145,433        46,503      213%
----------------------------------------------------------------------------------------------------------------------------------
Asia                                               297,077       194,813       52%              77,603        47,559       63%
----------------------------------------------------------------------------------------------------------------------------------
Others and intercompany eliminations               270,476       279,096       (3%)             17,001        57,262      (70%)
----------------------------------------------------------------------------------------------------------------------------------
TOTAL                                           15,320,958     8,149,360       88%           3,962,557     2,002,081       98%
==================================================================================================================================

GROSS PROFIT
==================================================================================================================================
Mexico                                           1,722,226     1,657,077        4%             434,622       399,685        9%
U.S.A.                                           1,543,589       658,869      134%             396,977       180,107      120%
Spain                                              542,057       503,246        8%             128,336       127,821        0%
United Kingdom                                     472,106           N/A      N/A              101,336           N/A       N/A
Rest of Europe                                     943,385           N/A      N/A              150,973           N/A       N/A
South / Central America and Caribbean              443,920       552,495      (20%)            102,093       118,326      (14%)
Africa and Middle East                             192,762        99,651       93%              42,497        23,931       78%
Asia                                                99,918        83,253       20%              25,264        20,466       23%
----------------------------------------------------------------------------------------------------------------------------------
Others and intercompany eliminations                89,797         8,420      967%             (18,632)       (6,982)     167%
----------------------------------------------------------------------------------------------------------------------------------
TOTAL                                            6,049,761     3,563,01        70%           1,363,465       863,353       58%
==================================================================================================================================

OPERATING INCOME
==================================================================================================================================
Mexico                                            1,124,185    1,105,934        2%             282,335       242,583       16%
U.S.A.                                              741,086      302,707      145%             151,990        87,350       74%
Spain                                               358,828      331,522        8%              86,947        78,953       10%
United Kingdom                                       52,000          N/A       N/A             (18,968)          N/A       N/A
Rest of Europe                                      188,320          N/A       N/A                (841)          N/A       N/A
South / Central America and Caribbean               251,142      378,430      (34%)             60,430        72,734      (17%)
Africa and Middle East                              112,310       57,613       95%              31,837        12,123      163%
Asia                                                 39,038       29,479       32%               8,744         6,950       26%
----------------------------------------------------------------------------------------------------------------------------------
Others and intercompany eliminations               (380,250)    (354,009)       7%             (95,694)      (86,359)      11%
----------------------------------------------------------------------------------------------------------------------------------
TOTAL                                             2,486,659    1,851,677       24%             506,781       414,334       22%
==================================================================================================================================

Due to the standardization effort currently underway in the RMC operations, some expenses have been reclassified between cost of sales and SG&A during the quarter and the full year. This reclassification is being done only in the new operations, and has no effect on operating income or EBITDA.

Please refer to the end of this report for definition of terms, U.S. dollar translation methodology                     Page 9
and other important disclosures.



OPERATING SUMMARY PER COUNTRY

Includes the results of RMC beginning March 1, 2005. Results for 2004 do not include RMC

EBITDA in thousands of US dollars. EBITDA margin as a percentage of net sales

                                                      January - December                          Fourth quarter
                                                 --------------------------                  ------------------------
EBITDA                                                 2005         2004      % Var.               2005        2004       % Var.
===================================================================================================================================
Mexico                                              1,279,948    1,263,745      1%               319,396     281,814       13%
U.S.A.                                              1,015,088      462,189    120%               270,376     129,653      109%
Spain                                                 437,730      417,973      5%               107,300     100,396        7%
United Kingdom                                        147,371          N/A     N/A                27,229         N/A       N/A
Rest of Europe                                        352,168          N/A     N/A                87,855         N/A       N/A
South / Central America and Caribbean                 381,663      496,836    (23%)               93,040     102,816      (10%)
Africa and Middle East                                148,324       87,147     70%                37,296      18,886       97%
Asia                                                   60,042       54,937      9%                13,799      12,241       13%
-----------------------------------------------------------------------------------------------------------------------------------
Others and intercompany eliminations                 (265,234)    (244,567)     8%               (55,377)    (64,056)     (14%)
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL                                               3,557,099    2,538,260     40%               900,913     581,752       55%
===================================================================================================================================

EBITDA MARGIN
===================================================================================================================================
Mexico                                                  40.3%         43.3%                        39.1%      39.1%
U.S.A.                                                  25.1%         23.6%                        25.9%      25.8%
Spain                                                   29.5%         30.8%                        29.0%      29.9%
United Kingdom                                           9.7%          N/A                          6.5%        N/A
Rest of Europe                                           13.2%         N/A                         11.7%       N/A
South / Central America and Caribbean                    29.0%        39.8%                        28.5%      35.4%
Africa and Middle East                                   27.7%        45.7%                        25.6%      40.6%
Asia                                                     20.2%        28.2%                        17.8%      25.7%
-----------------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED MARGIN                                      23.2%        31.1%                        22.7%      29.1%
===================================================================================================================================


Due to the standardization effort currently underway in the RMC operations, some expenses have been reclassified between cost of sales and SG&A during the quarter and the full year. This reclassification is being done only in the new operations, and has no effect on operating income or EBITDA.

Please refer to the end of this report for definition of terms, U.S. dollar translation methodology                     Page 10
and other important disclosures.




VOLUME SUMMARY

Includes the results of RMC beginning March 1, 2005. Results for 2004 do not include RMC

CONSOLIDATED VOLUME SUMMARY
Cement and aggregates: Thousands of metric tons
Ready-mix: Thousands of cubic meters


                                                    January - December                            Fourth quarter
                                               --------------------------                    ------------------------
                                                     2005         2004        % Var.             2005         2004       % Var.
----------------------------------------------------------------------------------------------------------------------------------
Consolidated cement volume                         80,568       65,758        23%              20,699       16,266         27%
Consolidated ready-mix volume                      69,520       23,893        191%             18,588        5,993        210%
Consolidated aggregates volume                    160,067       44,832        257%             42,271       10,743        293%
==================================================================================================================================



Per-country volume summary (1)


                                             January - December             Fourth quarter              Fourth quarter 2005 Vs.
                                                                         ---------------------
DOMESTIC CEMENT VOLUME                          2005 Vs. 2004                2005 Vs. 2004                Third quarter 2005
==================================================================================================================================
Mexico                                                1%                            5%                            4%
U.S.A.                                                6%                            8%                           (9%)
Spain                                                 4%                            2%                            0%
United Kingdom                                       N/A                           N/A                          (10%)
Rest of Europe                                       N/A                           N/A                          (20%)
South / Central America and Caribbean                19%                           23%                            5%
Africa and Middle East                               23%                           33%                          (14%)
Asia                                                  2%                           (3%)                          (6%)
==================================================================================================================================


READY-MIX VOLUME
==================================================================================================================================
Mexico                                               15%                           15%                             4%
U.S.A.                                               177%                         181%                           (18%)
Spain                                                57%                           61%                           (3%)
United Kingdom                                       N/A                           N/A                           (9%)
Rest of Europe                                       N/A                           N/A                           (9%)
South / Central America and Caribbean                31%                           55%                           (4%)
Africa and Middle East                               N/A                           N/A                            N/A
Asia                                                 N/A                           N/A                            N/A
==================================================================================================================================


AGGREGATES VOLUME
==================================================================================================================================
Mexico                                                4%                            12%                          12%
U.S.A.                                               112%                          121%                         (12%)
Spain                                                70%                            78%                         (10%)
United Kingdom                                       N/A                            N/A                         (10%)
Rest of Europe                                       N/A                            N/A                         (13%)
South / Central America and Caribbean                22%                            22%                         (13%)
Africa and Middle East                               N/A                            N/A                          N/A
Asia                                                 N/A                            N/A                          N/A
==================================================================================================================================


1) Includes only the month of March in first quarter 2005 for RMC operations.


Please refer to the end of this report for definition of terms, U.S. dollar translation methodology                     Page 11
and other important disclosures.



PRICE SUMMARY

Includes the results of RMC beginning March 1, 2005. Results for 2004 do not include RMC

Variation in US Dollars (1)

                                          January - December                Fourth quarter            Fourth quarter 2005 Vs.
                                         ----------------------          -------------------
DOMESTIC CEMENT PRICE                        2005 Vs. 2004                 2005 Vs. 2004                Third quarter 2005
==================================================================================================================================
Mexico                                            6%                            9%                             (0%)
U.S.A.                                            18%                          17%                              2%
Spain                                             6%                           (3%)                            (2%)
United Kingdom                                    N/A                          N/A                             (2%)
Rest of Europe (2)                                N/A                          N/A                              1%
South / Central America and Caribbean (2)        (11%)                        (13%)                            (3%)
Africa and Middle East (2)                        21%                          19%                              2%
Asia (2)                                          10%                           6%                             (0%)
==================================================================================================================================


READY-MIX PRICE
==================================================================================================================================
Mexico                                            5%                            5%                              1%
U.S.A.                                            25%                          21%                              5%
Spain                                             4%                           (6%)                             0%
United Kingdom                                    N/A                          N/A                             (2%)
Rest of Europe (2)                                N/A                          N/A                             (0%)
South / Central America and Caribbean (2)         4%                           (0%)                             0%
Africa and Middle East (2)                        N/A                          N/A                             N/A
Asia (2)                                          N/A                          N/A                             N/A
==================================================================================================================================


AGGREGATES PRICE
==================================================================================================================================
Mexico                                           (5%)                         (12%)                             5%
U.S.A.                                            21%                          25%                              8%
Spain                                             16%                          (0%)                            (9%)
United Kingdom                                    N/A                          N/A                             (2%)
Rest of Europe (2)                                N/A                          N/A                              2%
South / Central America and Caribbean (2)         7%                            9%                             11%
Africa and Middle East (2)                        N/A                          N/A                             N/A
Asia (2)                                          N/A                          N/A                             N/A
==================================================================================================================================


1) Includes only the month of March in first quarter 2005 for RMC operations.
2) Volume weighted-average price.


Please refer to the end of this report for definition of terms, U.S. dollar translation methodology                     Page 12
and other important disclosures.



PRICE SUMMARY

Includes the results of RMC beginning March 1, 2005. Results for 2004 do not include RMC

Variation in Local Currency (1)



                                         January - December                Fourth quarter               Fourth quarter 2005 Vs.
                                        ---------------------          ---------------------
DOMESTIC CEMENT PRICE                        2005 Vs. 2004                  2005 Vs. 2004                 Third quarter 2005
==================================================================================================================================
Mexico (2)                                       (2%)                          (1%)                            (2%)
U.S.A.                                            18%                          17%                              2%
Spain                                             6%                            7%                             (0%)
United Kingdom                                    N/A                          N/A                             (0%)
==================================================================================================================================


READY-MIX PRICE
==================================================================================================================================
Mexico (2)                                       (3%)                          (4%)                            (1%)
U.S.A.                                            25%                          21%                              5%
Spain                                             5%                            5%                              2%
United Kingdom                                    N/A                          N/A                             (0%)
==================================================================================================================================


AGGREGATES PRICE
==================================================================================================================================
Mexico (2)                                       (13%)                        (19%)                             3%
U.S.A.                                            21%                          25%                              8%
Spain                                             17%                          10%                             (7%)
United Kingdom                                    N/A                          N/A                             (0%)
==================================================================================================================================



1) Includes only the month of March in first quarter 2005 for RMC operations.
2) In constant Mexican pesos as of December 31, 2005


Please refer to the end of this report for definition of terms, U.S. dollar translation methodology                    Page 13
and other important disclosures.







Definition of Terms and Disclosures
_______________________________________________________________________________


Methodology for consolidation and presentation of results

CEMEX consolidates its results in Mexican pesos under Mexican generally accepted accounting principles (GAAP). For the reader's convenience, U.S. dollar amounts for the consolidated entity are calculated by converting the constant Mexican peso amounts at the end of each quarter using the period-end MXN/USD exchange rate for each quarter. The exchange rates used to convert results for fourth quarter 2005, third quarter 2005, and fourth quarter 2004 are 10.62, 10.76, and 11.14 Mexican pesos per U.S. dollar, respectively. CEMEX's weighted-average inflation factor between December 31, 2004, and December 31, 2005, was -4.1%.

Per-country/region figures are presented in U.S. dollars for the reader's convenience. In the consolidation process, each country's figures (except those of CEMEX Mexico) are converted to U.S. dollars and then to Mexican pesos under Mexican GAAP. Figures presented in U.S. dollars for Mexico, Spain, and the United Kingdom as of December 31, 2005, and December 31, 2004, can be converted into their original local currency amount by multiplying the U.S.-dollar figure by the corresponding exchange rate provided below.

To convert December 31, 2004, U.S.-dollar figures for Mexico to constant Mexican pesos as of December 31, 2005, it is necessary to first convert the December 31, 2004, U.S.-dollar figure to Mexican pesos using the exchange rate provided below, and then multiply the resulting amount by 1.0320, the inflation-rate factor between December 31, 2004, and December 31, 2005.


                                    December 31
                            -----------------------------
Exchange rate                  2005            2004
--------------------------------------------------------
Mexican peso                  10.62           11.14
Euro                           0.84            0.74
British pound                  0.58            0.52
---------------------------------------------------------
Amounts provided in units of local currency per U.S. dollar.

Breakdown of regions

The South/Central America and Caribbean region includes CEMEX's operations in Argentina, Colombia, Costa Rica, the Dominican Republic, Jamaica, Nicaragua, Panama, Puerto Rico, and Venezuela, as well as our trading operations in the Caribbean region.

Rest of Europe includes operations in Austria, Croatia, Czech Republic, Denmark, Finland, France, Germany, Hungary, Ireland, Latvia, Norway, Poland, Portugal, and Sweden.

Africa and Middle East includes operations in Egypt, Israel, and the United Arab Emirates.

The Asia region includes operations in Bangladesh, Malaysia, the Philippines, Taiwan, and Thailand.


Definition of terms

EBITDA equals operating income plus depreciation and operating amortization.

Free cash flow equals EBITDA minus net interest expense, capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation).

Capital expenditures consist of maintenance and expansion spending on our cement, ready-mix, and other core businesses in existing markets.

Working capital equals operating accounts receivable (including other current assets received as payment in kind) plus historical inventories minus operating payables.

Net debt equals total debt minus the fair value of cross-currency swaps associated with debt minus cash and cash equivalents (please refer to footnote 2 on the second page of this report for further details).

Interest coverage is calculated by dividing EBITDA for the last twelve months by interest expense for the last twelve months.

Net debt/EBITDA is calculated by dividing net debt at the end of the quarter by EBITDA for the last twelve months. This ratio includes CEMEX's EBITDA for the last twelve months plus the estimated EBITDA of RMC for the last twelve months (please refer to footnote 2 on the second page of this report for further details).

Earnings per ADR

The number of average ADRs outstanding used for the calculation of earnings per ADR was 352.4 million for the fourth quarter 2005 and 346.0 million for the full-year 2005, 339.2 million for fourth quarter 2004 and 332.9 million for the full-year 2004.



-------------------------------------------------------------------------------
Please refer to the end of this report for definitions of terms,        Page 14
US dollar translation methodology, and other important disclosures.

Definition of Terms and Disclosures
_______________________________________________________________________________


Effect of the purchase of RMC on our financial statements

The acquisition of RMC was concluded on March 1, 2005. The processes to allocate the purchase price paid for RMC's shares of approximately US$4.2 billion, including other direct purchase costs and the proceeds from the sale of some assets, to the fair values of the assets acquired and liabilities assumed, began during March 2005 concurrent with the assumption of control by CEMEX and was undertaken through the year. As of December 31, 2005, CEMEX is close to complete the overall process in terms of determining the fair values of the net assets of RMC, including acquired intangible assets. Therefore, as of December 31, 2005, the difference between the purchase price paid and the fair values of RMC's net assets as of March 1, 2005, which represented a goodwill of approximately US$1.2 billion, is a reasonable estimate of the final amount that would prevail after completion of the allocation process during the first quarter of 2006. At this stage, our only pending issue is to conclude if any portion of goodwill should be further allocated to other intangible assets.

As most of the fair value adjustments were determined during the fourth quarter of 2005, the increase in the depreciation and amortization expense in the fourth quarter versus the previous quarters was mainly due to the incremental value of Property, Plant and Equipment and Intangible Assets, others than goodwill, resulting from the fair value allocation of the purchase price paid in the acquisition of RMC.





-------------------------------------------------------------------------------
Please refer to the end of this report for definitions of terms,        Page 15
US dollar translation methodology, and other important disclosures.